FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b) Form 3 Holdings Reported Form 4 Transactions Reported.	U.S. Securities and Exchange Commission Washington, DC 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP					OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 hours per response.......1.0
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940
1.Name and Address of Reporting Person* DesBarres, John P.	2.Issuer Name and Ticker or Trading Symbol Penn Virginia Resource Partners, L.P. (PVR)					6.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One Radnor Corporate Center, Ste 200 100 Matsonford Road	3.IRS or Social Security Number of Reporting Person (Voluntary)		4.Statement for Month/Year 12/02			___X__ Director ______ Officer (give title) President and Chief Executive Officer		_____ 10% Owner _____ Other (Specify)
(Street) Radnor, PA 19087	5.If Amendment, Date of Original (Month/Year)					7.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Execution Date, if any (M/D/Y)	3.Transaction Codec- (Instr. 8)	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or(D)	Price
Common Units	1/2/02		A	5,000	A	$25.80	15,000	D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	3A. Deemed Execution Date, if any (M/D/Y)	4. Transaction code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Insr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares

Explanation of Responses:
(a) * Exempt transactions under rule 16b-3(c). The reported information is based on quarterly plan statements through November 30, 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

John P. DesBarres	January 8, 2003
** Signature of Reporting Person	Date
By: ________________________________________ Nancy M. Snyder General Counsel and Corporate Secretary Authorized Signer